No Act

Act	SEA
Section	14(a)
Rule	14a-8(i)(3), 14a-9, 14a-8(e)
Public Availability	July 22, 2004

July 22, 2004

04042907

PROCESSED

SEP 13 2004

THOMSON FINANCIAL

Earl D. Weiner, Esq.
Sullivan & Cromwell, LLP
125 Broad Street
New York, New York 10004-2498

Re: The Asia Pacific Fund, Inc.

Dear Mr. Weiner:

In a letter dated April 30, 2004, you requested our assurance that we would not recommend enforcement action to the Commission if the Asia Pacific Fund ("Fund") omits from its proxy material a shareholder proposal ("Proposal") submitted by Thomas A. Kornfeld. The proposal states:

> RESOLVED: All Bylaws passed by the Board without explicit shareholder approval since January 2000 shall be repealed.

The Proposal was accompanied by a supporting statement ("Supporting Statement") which, among other things, indicates that on several occasions since January 2000, the Board of the Fund met and unilaterally made fundamental changes to the Bylaws of the Fund; that prior to 2000, either the Board or shareholders could amend the Bylaws; and that in 2000, the Board amended the Bylaws so that only the Board could make further amendments to the Bylaws.

In your April 30, 2004 letter, you state, among other things, that the Fund intends to omit the proposal from its proxy statement and form of proxy in reliance upon Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. You argue that the Proposal and its Supporting Statement are false and misleading because they fail to disclose material facts necessary to make the statements therein not false and misleading. In this regard, you state that since January 1, 2000, the Board has extensively revised the Bylaws

795618

including many amendments on disparate topics, involving a majority of both the eleven Articles and the 42 Sections of the Bylaws, and that most of these revisions and amendments are not described in either the Proposal or the Supporting Statement.

On May 10, 2004, in response to your April 30, 2004 letter, Mr. Kornfeld proposed revising the Proposal as follows:

> RESOLVED: All Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed
>
> Change to: All Bylaws passed by the Board without explicit shareholder approval since January 1, 1999 shall be repealed
>
> or
>
> All Bylaws passed by the Board since January 1, 1996 that limit the rights of shareholders to amend the bylaws or choose Directors shall be repealed.

In a letter dated June 14, 2004, you assert that the revisions proposed by Mr. Kornfeld in his May 10, 2004 letter are substantive revisions to the Proposal, not timely submitted, and therefore time-barred pursuant to Rule 14a-8(e) and pursuant to Article II, Section 12, of the Fund's Bylaws. As described in your letter, proposals for inclusion in the Fund's proxy materials for the 2004 Meeting must have been received by March 10, 2004, and for presentation at the 2004 Meeting must have been received by April 10, 2004.

There is some basis for your view that the Proposal and its Supporting Statement omit to provide the information needed by stockholders to make an informed voting decision on the matters that the Proposal seeks to repeal. Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3). Furthermore, we will not recommend enforcement action to the Commission if the Fund omits the revised Proposal from its proxy materials in reliance on Rule 14a-8(e).

In connection with the foregoing, please see the enclosure, which sets forth a brief discussion of the Division's procedures regarding shareholder proposals. If you have any questions concerning this matter, please telephone me at 202.942.0686.

Sincerely,

Vincent J. DiStefano, Jr.
Senior Counsel
Office of Disclosure and Review

(Enclosure)

cc: Mr. Thomas A. Kornfeld (w/encl.)

July 22, 2004

Earl D. Weiner, Esq.
Sullivan & Cromwell, LLP
125 Broad Street
New York, New York 10004-2498

Re: The Asia Pacific Fund, Inc.

Dear Mr. Weiner:

In a letter dated April 30, 2004, you requested our assurance that we would not recommend enforcement action to the Commission if the Asia Pacific Fund ("Fund") omits from its proxy material a shareholder proposal ("Proposal") submitted by Thomas A. Kornfeld. The proposal states:

> RESOLVED: All Bylaws passed by the Board without explicit shareholder approval since January 2000 shall be repealed.

The Proposal was accompanied by a supporting statement ("Supporting Statement") which, among other things, indicates that on several occasions since January 2000, the Board of the Fund met and unilaterally made fundamental changes to the Bylaws of the Fund; that prior to 2000, either the Board or shareholders could amend the Bylaws; and that in 2000, the Board amended the Bylaws so that only the Board could make further amendments to the Bylaws.

In your April 30, 2004 letter, you state, among other things, that the Fund intends to omit the proposal from its proxy statement and form of proxy in reliance upon Rule 14a-8(i)(3) under the Securities Exchange Act of 1934. Rule 14a-8(i)(3) provides that a registrant may exclude a proposal if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in proxy soliciting materials. You argue that the Proposal and its Supporting Statement are false and misleading because they fail to disclose material facts necessary to make the statements therein not false and misleading. In this regard, you state that since January 1, 2000, the Board has extensively revised the Bylaws including many amendments on disparate topics, involving a majority of both the eleven Articles and the 42 Sections of the Bylaws, and that most of these revisions and amendments are not described in either the Proposal or the Supporting Statement.

On May 10, 2004, in response to your April 30, 2004 letter, Mr. Kornfeld proposed revising the Proposal as follows:

> RESOLVED: All Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed
>
> Change to: All Bylaws passed by the Board without explicit shareholder approval since January 1, 1999 shall be repealed
>
> or
>
> All Bylaws passed by the Board since January 1, 1996 that limit the rights of shareholders to amend the bylaws or choose Directors shall be repealed.

In a letter dated June 14, 2004, you assert that the revisions proposed by Mr. Kornfeld in his May 10, 2004 letter are substantive revisions to the Proposal, not timely submitted, and therefore time-barred pursuant to Rule 14a-8(e) and pursuant to Article II, Section 12, of the Fund's Bylaws. As described in your letter, proposals for inclusion in the Fund's proxy materials for the 2004 Meeting must have been received by March 10, 2004, and for presentation at the 2004 Meeting must have been received by April 10, 2004.

There is some basis for your view that the Proposal and its Supporting Statement omit to provide the information needed by stockholders to make an informed voting decision on the matters that the Proposal seeks to repeal. Accordingly, we will not recommend enforcement action to the Commission if the Fund omits the Proposal from its proxy materials in reliance on Rule 14a-8(i)(3). Furthermore, we will not recommend enforcement action to the Commission if the Fund omits the revised Proposal from its proxy materials in reliance on Rule 14a-8(e).

In connection with the foregoing, please see the enclosure, which sets forth a brief discussion of the Division's procedures regarding shareholder proposals. If you have any questions concerning this matter, please telephone me at 202.942.0686.

Sincerely,

Vincent J. DiStefano, Jr.
Senior Counsel
Office of Disclosure and Review

(Enclosure)

cc: Mr. Thomas A. Kornfeld (w/encl.)

Thomas A. Kornfeld

6381 East Floyd Drive   Denver, Colorado 80222   303-753-0653

Via Fax to 202-628-9002 and First Class Mail

June 28, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Vincent DiStefano, Esq.
Office of Disclosure and Review
Division of Investment Management

Re: The Asia Pacific Fund
Shareholder Proposal

Dear Mr. DiStefano:

I left a message at your office approximately one week ago and have not received a reply. It may be that you wish to receive all information in writing so I am providing that to you.

In response to the Fund's letter of June 14, 2004, I wish to point out that some time ago, the Fund chose to make their dates to receive shareholder proposals within a 30 day window. The effect of that being that one could not provide a proposal "too early" or it would be rejected out of hand. It is my understanding that this arrangement in unusual. I am quite sure that this is yet another instance of the Board using its powers to make it difficult for a shareholder to adjust ones proposal if there were issues raised.

I believe it is transparent to any observer that this Board has take harsh actions against the shareholders and is working feverishly to curtail the already limited actions within the shareholders' realm. I hope that the SEC can see through is charade and grant the adjustments that I previously provided.

Please call me at your earliest convenience to discuss this.

Sincerely yours,

Thomas A. Kornfeld
6381 E. Floyd Drive
Denver, CO 80222
303-368-8836 (direct line at office)

Thomas A. Kornfeld

6381 East Floyd Drive Denver, Colorado 80222 303-753-0653

Via Fax to 202-628-9002 and First Class Mail

May 10, 2004

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Attention: Vincent DiStefano, Esq.
Office of Disclosure and Review
Division of Investment Management

Re: The Asia Pacific Fund
Shareholder Proposal

Dear Mr. DiStefano:

I received a copy of the April 30, 2004 letter to the SEC from Earl D. Weiner (counsel to the Fund). I write to propose adjustments to my Shareholder Proposal.

I am happy to make the proposal more specific but first I wish to make you aware of two very important points.

1. The undersigned began a campaign to force better governance for the Fund in 1996. I am enclosing a few relevant letters to make the point that the bylaw amendment to remove the right for the shareholders to amend the bylaws was made well after I began speaking to the Directors. Further, my first attempt to liquidate the fund in 1997 obtained a 36.26% vote. For the Directors to imply that their amending the bylaws in 1999 was not made in response to my pressures is disingenuous at best.

2. Furthermore, I made the same supporting statement regarding the timing of some of the bylaw changes to at least four key people related to the fund in attached letters dated June 20, 2002 and March 5, 2003. Those people are

Michael Downey	Chairman, Asia Pacific Fund
Earl Weiner, Esq.	Counsel to the Fund
Michael Brown, Esq.	President, General Counsel and Compliance Officer of Baring Asset Management
Deborah Docs	Secretary of the Asia Pacific Fund per the shareholder proposal dated March 5, 2003.

I believe this is sufficient "notice" of my understanding of the situation. If that understanding was not correct, I believe my proposal should not be disqualified because of it. The Fund should have mentioned the error much sooner.

With these two items in mind, I am willing to modify the proposal per the redlined version attached.

It is clear that this Board is entrenched in the worst possible manner and is willing to pay extraordinary legal fees to obstruct shareholder oversight. The SEC has failed in the past regarding governance of larger and smaller companies that the Asia Pacific Fund. I would ask that the SEC be pro-active in addressing obviously entrenched Boards such as this one and find ways to secure effective oversight.

Yes the Directors from the Shareholders can interpret my proposal, if the Board's attorneys choose to, as broad – but it is in response to a sweeping power grab. If nothing is done to put an end to this, the Board will just modify the ability of the shareholders to vote in many minor ways that all add up to unanswerable entrenchment. The shareholders need to retrieve their power broadly because it has been taken broadly. A strong proposal does just that by undoing years of entrenchment.

Please note that I am willing to modify the proposal more, if needed, to allow the shareholders to vote on this important issue.

Sincerely yours,

Thomas A. Kornfeld
6381 E. Floyd Drive
Denver, CO 80222
303-368-8836 (direct line at office)

cc: Earl D. Weiner, Esq.

Thomas A. Kornfeld

6381 East Floyd Drive Denver, Colorado 80222 303-753-0653

RESOLVED: All Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed

Change to: All Bylaws passed by the Board without explicit shareholder approval since January 1, 1999 shall be repealed

or

All Bylaws passed by the Board since January 1, 1996 that limit the rights of the shareholders to amend the bylaws or chose Directors shall be repealed.

Supporting Statement

In ~~2000, shortly after the liquidation proposal passed,~~1999 our Board met and unilaterally made fundamental changes to the Bylaws of the Fund. First, the Board changed the Bylaw regarding amending the Bylaws. Prior to their year ~~2000~~ 1999 action, either the Board or the shareholders could amend the Bylaws. The Board changed it so that only the Board could amend the Bylaws. By doing so, the proponent believes that the Board has stripped shareholders of fundamental powers.

~~Also i~~In 2000, the Board amended the qualifications for Directors so that only an officer of a major corporation based in Asia or an investment company investing primarily in Asia could be nominated to be a Director. I believe these qualifications effectively disenfranchised more than 99.0% of the shareholders. The exercise of choice is meaningless unless the shareholders have the right to elect anyone of their choosing. Can the Directors be truly considered "elected" if they have unilaterally adopted qualifications for nominees that effectively eliminate any competition?

Sincerely yours,

Thomas A. Kornfeld

6381 E. Floyd Drive
Denver, CO 80222

Thomas A. Kornfeld

6381 East Floyd Drive Denver, Colorado 80222 303-753-0653

VIA FAX TO: 973-367-8065 AND FIRST CLASS MAIL

March 2, 2004

Ms. Deborah A. Docs
Secretary
The Asia Pacific Fund, Inc.
C/O Prudential Investments Fund Mgt. LLC
Gateway Center Three, 4th Floor
100 Mulberry Street
Newark, NJ 07102-4077

Re: **The Asia Pacific Fund**
Shareholder Proposal

Dear Ms. Docs:

I have beneficially owned shares of the Asia Pacific Fund (the "Fund") valued at more than $2,000 for more than one year, and I expect to continue ownership through the date of the Fund's next annual meeting. Pursuant to Rule 14a-8 of the Securities Exchange Act of 1934 I am hereby submitting the following shareholder proposal and supporting statement for inclusion in the Fund's proxy statement for the next annual meeting of stockholders or any earlier meeting.

RESOLVED: All Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed

Supporting Statement

Where there is smoke there is fire. As described below, the Directors of our fund have taken actions that were designed to disenfranchise stockholders and entrench the Directors in their positions of control.

In the year 2000 a shareholder recommendation to liquidate the Fund was approved by 63.9% of the shares voting. The Board did not implement this proposal.

In the year 2001 a shareholder recommendation to allow the shareholders to approve the Investment Management contract annually passed by a 56.8% margin. The Board did not implement this proposal.

In 2000, shortly after the liquidation proposal passed, our Board met and unilaterally made fundamental changes to the Bylaws of the Fund. First, the Board changed the Bylaw regarding amending the Bylaws. Prior to their year 2000 action, either the Board or the shareholders could amend the Bylaws. The Board changed it so that only the Board could amend the Bylaws. By doing so, the proponent believes that the Board has stripped shareholders of fundamental powers

Also in 2000, the Board amended the qualifications for Directors so that only an officer of a major corporation based in Asia or an investment company investing primarily in Asia could be nominated to be a Director. I believe these qualifications effectively disenfranchised more than 99.0% of the shareholders. The exercise of choice is meaningless unless the shareholders have the right to elect anyone of their choosing. Can the Directors be truly considered "elected" if they have unilaterally adopted qualifications for nominees that effectively eliminate any competition?

More recently, in September of 2003, the Board approved amendments to the Fund's Bylaws that increased the vote required for the election of Directors from a majority of the votes cast to a majority of the Fund's outstanding shares. Until then the old Directors would keep their place on the Board.

Also important is that according to the 2003 Proxy, five of the eight current Directors have no ownership of shares in the Fund. Finally, our Fund's market price performance from inception to September 30, 2003 (the latest information available) shows a compounded annual return of under 5.0%.

The proponent is not comfortable with any Director that would approve a single one of these changes in the original Bylaws of our Fund. These Bylaws should all be repealed. Please join me in voting for this proposal and withholding your vote for any of the Directors on the proxy.

Sincerely yours,

Thomas A. Kornfeld
6381 E. Floyd Drive
Denver, CO 80222

bcc: Mr. Eliot Spitzer, New York State Attorney General

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES • PALO ALTO • WASHINGTON, D.C.
FRANKFURT • LONDON • PARIS
BEIJING • HONG KONG • TOKYO
MELBOURNE • SYDNEY

June 14, 2004

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Mr. Vincent J. DiStefano
Office of Disclosure and Review
Division of Investment Management

Re: The Asia Pacific Fund, Inc. – Exclusion of Stockholder Proposal Pursuant to Rule 14a-8

Dear Mr. DiStefano:

This letter is supplemental to our letter dated April 30, 2004 (the "Initial Response") on behalf of The Asia Pacific Fund, Inc. (the "Company"), which sought confirmation that the Staff of the Commission would not recommend enforcement action if the Company omits from its proxy materials (the "Proxy Materials") for its 2004 Annual Meeting of Stockholders (the "2004 Meeting") the Proposal and the Supporting Statement of Thomas A. Kornfeld (the "Proponent") submitted in a letter dated March 2, 2004, and as proposed to be modified in Proponent's letter dated May 10, 2004 (the "Modifications"). Except as otherwise defined in this letter, all capitalized terms have the same meanings as in the Initial Response. Pursuant to Rule 14a-8(j)(2) under the 1934 Act, enclosed are six copies of each of the following:

1. this letter;

2. Proponent's May 10, 2004 letter (without attachments), which proposes to modify the Proposal and the Supporting Statement; and

3. an opinion of Venable LLP, Maryland counsel to the Company, regarding matters of state law.

The Company intends to exclude the Proposal and the Supporting Statement from the Proxy Materials for the reasons set forth in the Initial Response. As stated in the Initial Response, we believe that (1) the Proposal and the entire Supporting Statement are properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(3) because they are materially false and misleading; (2) the Proposal is excludable pursuant to Rule 14a-8(i)(1) as not being a proper subject for action by stockholders under applicable state law; and (3) a portion of the Supporting Statement is excludable because it relates to the election of directors.

This letter is intended to supplement the Initial Response only as to the excludability of the Proposal if it were amended to propose repeal of amendments to the Bylaws adopted prior to January 1, 2000. As counsel to the Company, we are writing to clarify and amplify the Company's position that amendment of the Proposal is time-barred pursuant to Rule 14a-8(e) under the 1934 Act and pursuant to Article II, Section 12, of the Company's Bylaws (the "Advance Notice Bylaw").

Chronology and Scope of Proposal

The Proposal resolves that "All Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed." (emphasis added) The Company's proxy statement for its 2003 Annual Meeting of Stockholders stated that any proposal for inclusion in the Proxy Materials for the 2004 Meeting must be submitted no later than March 10, 2004. It also stated that to be eligible for presentation at the 2004 Meeting, proposals must be received no later than April 10, 2004. The Proposal was dated March 2, 2004, which was eight days prior to the deadline for the inclusion of stockholder proposals in the Proxy Materials pursuant to Rule 14a-8(e) under the 1934 Act, and was also prior to the deadline for presentation of proposals at the 2004 Meeting pursuant to the Advance Notice Bylaw. Therefore, the Proposal was timely submitted pursuant to Rule 14a-8(e) and the Advance Notice Bylaw. New proposals, including substantive amendments to the Proposal, are now time-barred pursuant to both.

The Proposal seeks the repeal of all Bylaws adopted by the Board of Directors of the Company since January 1, 2000. The Proposal, by Proponent's chosen terms, does not include the repeal of Bylaws adopted prior to that time. In Proponent's ancillary Supporting Statement, Proponent incorrectly describes as a Bylaw covered by the Proposal, an amendment giving the Board of Directors exclusive authority to amend the Bylaws (the "Exclusive Amendment Bylaw"). The Exclusive Amendment Bylaw was adopted by the Board in May 1999 and therefore clearly is not within the scope of the Proposal, which covers only those Bylaws adopted since January 1, 2000.

The Proposal if amended to include the Exclusive Amendment Bylaw is time-barred for inclusion in the Proxy Materials pursuant to Rule 14a-8(e), and the Proposal as so amended would also be excludable from the Proxy Materials pursuant to Rule 14a-8(i)(1) as not being a proper subject for action by stockholders.

As described above, proposals for inclusion in the Proxy Materials for the 2004 Meeting must have been received by March 10, 2004, and for presentation at the 2004 Meeting pursuant to the Advance Notice Bylaw must have been received by April 10, 2004. The deadline under both has passed with respect to any amendment of the Proposal to include the repeal of bylaws adopted prior to January 1, 2000. The Modifications, which attempt to modify the Proposal to cover the repeal of amendments adopted prior to January 1, 2000, are time-barred both by Rule 14a-8(e) and the Advance Notice Bylaw. As the Exclusive Amendment Bylaw is not within the scope of the Proposal, a proposal to repeal it may not be included in the Proxy Materials for the 2004 Meeting nor may such a proposal be presented at the 2004 Meeting pursuant to the Advance Notice Bylaw.

As stated in the Initial Response, the Staff has "a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal ... to deal with proposals that ... contain some minor defects that are easily corrected." (emphasis added; citation included in Initial Response) If the Staff were to permit Proponent to amend the Proposal to cover the Exclusive Amendment Bylaw, the Staff would clearly be allowing the alteration of the substance of the Proposal. We believe this would constitute a significant departure from the Staff's long-standing policy and practice.

In addition, presentation of a proposal to repeal the Exclusive Amendment Bylaw to the 2004 Meeting is time-barred by the Advance Notice Bylaw and, therefore, is not a proper action for stockholders under the laws of Maryland, the jurisdiction of incorporation of the Company. An opinion of Maryland counsel to the Company, Venable LLP, confirming this conclusion is enclosed. Therefore, if the Staff were to permit the amendment of the Proposal to include the repeal of the Exclusive Amendment Bylaw, the Proposal as so amended would be excludable from the Proxy Materials pursuant to Rule 14a-8(i)(1).

* * *

In accordance with Rule 14a-8(j) under the 1934 Act, the Company is contemporaneously furnishing a copy of this letter to Proponent.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Earl D. Weiner

(Enclosure)

cc: w/encl. Mr. Thomas A. Kornfeld

Ms. Deborah A. Docs
Corporate Secretary
The Asia Pacific Fund, Inc.

VENABLE LLP

Two Hopkins Plaza, Suite 1800
Baltimore, Maryland 21201-2978

Telephone 410-244-7400
Facsimile 410-244-7742

www.venable.com

June 14, 2004

The Asia Pacific Fund, Inc.
Gateway Center Three
9th Floor
100 Mulberry Street
Newark, New Jersey 07102-4077

Re: Maryland General Corporation Law

Ladies and Gentlemen:

You have requested our opinion as to whether a proposed modification of a stockholder proposal received by The Asia Pacific Fund, Inc., a Maryland corporation (the "Corporation"), for the Corporation's 2004 Annual Meeting of Stockholders (the "Annual Meeting") would be a proper subject for action by stockholders of the Corporation at the Annual Meeting under the Maryland General Corporation Law (the "MGCL").

We understand that the Corporation received a timely submitted stockholder proposal which resolves that "[a]ll Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed" (the "Proposal"). We further understand that the stockholder who submitted the Proposal now proposes to modify the Proposal (the "New Proposal") to include the repeal of additional amendments to the Bylaws of the Corporation (the "Bylaws"), including an amendment adopted in May 1999 vesting in the Board of Directors the exclusive power to amend the Bylaws. The bylaw amendments in the New Proposal clearly fall outside of the scope of the Proposal.

In connection with this opinion, we have reviewed the Proposal and the supporting statement related thereto in the submitting stockholder's letter to the Corporation, dated March 2, 2004, the New Proposal in the submitting stockholder's letter to the Securities and Exchange Commission (the "Commission"), dated May 10, 2004, the charter of the Corporation (the "Charter"), the Bylaws and such matters of law as we have deemed necessary or appropriate to issue this opinion. Section 2-504(f) of the MGCL provides that:

> The charter or bylaws may require any stockholder proposing a nominee for election as a director or any other matter for consideration at a meeting of the stockholders to provide advance notice of the nomination or proposal to the corporation of not more than:
>
> (1) 90 days before the date of the meeting; or
>
> (2) In the case of an annual meeting, 90 days before the first anniversary of:

(i) The mailing date of the notice of the preceding year's annual meeting; or

(ii) The preceding year's annual meeting; or

(3) Another time specified in the charter or bylaws.

In accordance with the express validation of advance notice bylaws under the MGCL set forth above, Article II, Section 12(a)(2) of the Bylaws provides, among other requirements, that a stockholder proposal "shall be delivered to the secretary at the principal executive office of the Corporation by not later than . . . the 90th day prior to the first anniversary of the date of mailing of the notice for the preceding year's annual meeting." We understand that the first anniversary of the date of mailing of the notice for the 2003 Annual Meeting of Stockholders of the Corporation will be July 9, 2004. Accordingly, any stockholder proposal now submitted to the Corporation will be received substantially later than the 90th day prior to such date, which was April 10, 2004, and will not be timely submitted under the Bylaws adopted pursuant to the express authority granted under the MGCL.

In view of the language of Section 2-504(f) of the MGCL and the current provisions of the Charter and Bylaws, it is our opinion that the New Proposal would not be a proper subject for action by stockholders of the Corporation at the Annual Meeting under the MGCL.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal and the New Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Staff of the Commission for a no-action position with respect to your decision to exclude the Proposal or the New Proposal from the proxy materials for the Annual Meeting.

Very truly yours,

42070/190137

/s/ Venable LLP

SULLIVAN & CROMWELL LLP

TELEPHONE: 1-212-558-4000
FACSIMILE: 1-212-558-3588
WWW.SULLCROM.COM

125 Broad Street
New York, NY 10004-2498

LOS ANGELES · PALO ALTO · WASHINGTON, D.C.
FRANKFURT · LONDON · PARIS
BEIJING · HONG KONG · TOKYO
MELBOURNE · SYDNEY

April 30, 2004

Securities and Exchange Commission,
450 Fifth Street, N.W.,
Washington, D.C. 20549.

Attention: Office of Disclosure and Review, Division of Investment Management

Re: The Asia Pacific Fund, Inc. – Exclusion of Stockholder Proposal Pursuant to Rule 14a-8

Ladies and Gentlemen:

As counsel to The Asia Pacific Fund, Inc. (the "Company"), a closed-end investment company registered under the Investment Company Act of 1940 (the "1940 Act"), we are writing to seek confirmation that the staff (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action if the Company omits from its proxy statement and form of proxy for its 2004 Annual Meeting of Stockholders (the "Proxy Materials") the stockholder proposal (the "Proposal") and its supporting statement (the "Supporting Statement") submitted to the Company in a March 2, 2004 letter from Thomas A. Kornfeld ("Proponent"). Pursuant to Rule 14a-8(j)(2) under the Securities Exchange Act of 1934 (the "1934 Act"), enclosed are six copies of each of the following:

1. this letter;

2. Proponent's March 2, 2004 letter, which contains the Proposal and the Supporting Statement; and

NY12531:302109.9

3. an opinion of Venable LLP, Maryland counsel to the Company, regarding matters of state law.

The Company intends to exclude the Proposal and the Supporting Statement from the Proxy Materials for the reasons set forth herein.

INTRODUCTION

The Proposal resolves that "All Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed."

We believe that the Proposal and the entire Supporting Statement are properly excludable from the Proxy Materials pursuant to Rule 14a-8(i)(3) under the 1934 Act because they are materially false and misleading. In addition, we believe that the Proposal is excludable pursuant to Rule 14a-8(i)(1) as not being a proper subject for action by stockholders under the laws of Maryland, the jurisdiction of incorporation of the Company. We also believe that a portion of the Supporting Statement is excludable pursuant to Rule 14a-8(i)(8) because it relates to the election of directors.

ANALYSIS OF BASES OF EXCLUSION

Rule 14a-8(i)(3). The Company intends to exclude the Proposal and the entire Supporting Statement from the Proxy Materials because under well-established disclosure principles the Proposal and the Supporting Statement are false and misleading by omitting to disclose material facts necessary to make the statements therein not false and misleading. Should the Staff decline to take a favorable no-action position with regard to exclusion of the Proposal and the entire Supporting Statement pursuant to Rule 14a-8(i)(3), the Company intends to exclude the fourth paragraph of the Supporting Statement pursuant to Rule 14a-8(i)(3). As more fully explained below, the amendment to the Bylaws described in that paragraph is not an amendment adopted by the Board of Directors since January 1, 2000 and therefore is not an amendment within the scope of the Proposal as framed by the Proponent.

Exclusion of the Proposal and the Entire Supporting Statement. Proponent has opted to present an exceedingly broad and therefore vague proposal that if approved would mandate the repeal of all amendments to the Company's Bylaws adopted by the Board of Directors since January 1, 2000. While the general effect of a favorable vote on the Proposal is clear, namely, the repeal of all amendments by the Board of Directors to the Company's Bylaws during the period covered by the Proposal, the specific effect of the vote is incomprehensible to stockholders because the Proposal itself does not describe any of the amendments. We believe, therefore, that the Proposal is inherently misleading.

Rule 14a-8(d) does permit stockholders to submit an ancillary statement in support of a proposal so long as the proposal and the supporting statement do not exceed 500 words. It is not clear to us that a fundamentally vague proposal can be cured by amplification in what is supposed to be an ancillary supporting statement. If we assume arguendo that it can, Proponent has nevertheless taken on a formidable disclosure burden in the Supporting Statement. He must in the Supporting Statement explain in all material respects the import of this extraordinarily opaque Proposal. We do not believe that Proponent has met this disclosure burden.

Since January 1, 2000, the Bylaws have been extensively revised by the Board of Directors. While amendments adopted during this period vary in their significance or materiality, there have been many amendments on disparate topics, involving a majority of both the eleven Articles and the 42 Sections of the Bylaws. The Proposal itself omits to provide any information needed by stockholders to make an informed voting decision on any of the amendments.

In the Supporting Statement, Proponent identifies, with some inaccuracies, three amendments that he believes are encompassed by the Proposal: (1) making the Bylaws amendable only by action of the Board of Directors; (2) adopting qualifications for directors and (3) requiring the vote of a majority of the outstanding shares of the Company for the election of directors. As more fully discussed below, the first of these three amendments was adopted prior to January 1, 2000 and is not encompassed within the Proposal.

That being the case, only two of the numerous and varied amendments adopted since January 1, 2000 are described in the Supporting Statement. The amendments that Proponent fails to describe at all address many aspects of corporate governance, policy and operations, including:

1. conduct of special meetings of stockholders,
2. informational requirements for the advance notice of stockholder nominations and other proposals,
3. filling of vacancies on the Board of Directors,
4. composition of committees of the Board of Directors,
5. elimination of a requirement that the president of the Company also be a director,
6. indemnification of directors and officers.

Each time that the Bylaws were amended during this period, the amended Bylaws were filed by special amendment as exhibits to the Company's Registration Statement on Form N-2, the latest filing having been made on September 30, 2003.

The consequences of Proponent's omnibus approach and failure of disclosure can be illustrated by one uncomplicated example. One of the amendments adopted during the period, and not described in the Proposal or the Supporting Statement, eliminated the requirement that the president of the Company be a director of the Company. The current president and principal executive officer, with certification obligations pursuant to the Sarbanes-Oxley Act of 2002, is an officer of the investment manager but is not a director of the Company. Repeal of this amendment would require either that he be replaced as president or that he be elected to the Board of Directors. The latter action would result in the addition to the Board of an "interested person" as defined by the 1940 Act, a result inconsistent with the thrust of current initiatives of the Commission on independence of investment company boards. Perhaps even Proponent would not support the results of repeal of this particular amendment. More to the point, stockholders have not even been informed that a favorable vote on the Proposal would repeal this amendment and therefore can't begin to assess the impact of its repeal.

The Proposal requires an unbundled up or down vote on this and all of the other amendments adopted by the Board of Directors since January 1, 2000. We believe that the Proposal is manifestly and inherently false and misleading by the omission of any information by which stockholders can identify, let alone make an informed judgment on the merits of, amendments proposed to be repealed.

Proponent has chosen to propose the repeal of all the amendments adopted by the Board since January 1, 2000, rather than to take a narrower, focused approach permitting him to describe with appropriate specificity the action proposed. Both the breadth and limitations of the Proposal were his choices, and we believe he must live with them. The time has passed under Rule 14a-8(e) for inclusion of new stockholder proposals in the Proxy Materials and under the Company's Bylaws for advance notice of new proposals for presentation at the 2004 Annual Meeting of Stockholders.

The Staff has "a long-standing practice of issuing no-action responses that permit shareholders to make revisions that are minor in nature and do not alter the substance of the proposal . . . to deal with proposals that . . . contain some relatively minor defects that are easily corrected." (Division of Corporation Finance Staff Legal Bulletin No. 14, July 13, 2001, answer E.1) We believe that it would not be consistent with this long-standing practice to permit Proponent to amend the Proposal to narrow its scope or to encompass Bylaw amendments that are outside the scope of the Proposal as framed by Proponent. We believe such changes would be major, rather than minor, in nature and clearly would alter the substance of the Proposal.

We believe that the Proposal as framed by the Proponent and the Supporting Statement are materially false and misleading and that it would be counter to sound public policy to allow the right of access to registrants' proxy statements granted by Rule 14a-8 to be used to present a Proposal and Supporting Statement so fundamentally defective that stockholders cannot possibly know the import and consequences of their votes.

Exclusion of Fourth Paragraph of Supporting Statement. As mentioned above, the fourth paragraph of the Supporting Statement refers to the amendment making the Bylaws amendable only by the Board of Directors. This amendment is described as having been adopted by the Board "[i]n 2000, shortly after the liquidation proposal passed." The clear implication is that the amendment was adopted in reaction to the action of the stockholders at the annual meeting held on July 12, 2000.

In fact, this amendment was adopted at a Board of Directors' meeting held in May 1999. The Bylaws as so amended were filed by special amendment with the Commission in June 1999 as an exhibit to the Company's Registration Statement on Form N-2. (We have attached as an annex the EDGAR receipt of that filing.) This amendment was adopted more than a year before the 2000 annual meeting of stockholders at which the "liquidation proposal" passed and therefore could not have been adopted in reaction to its passage in 2000. More fundamentally, the repeal of this amendment, one of only three described in the Supporting Statement, is outside the scope of the Proposal because it was adopted prior to January 1, 2000. We believe that the Supporting Statement, which is ancillary to the Proposal, cannot propose an action that is not a part of the Proposal itself. We also believe, as stated above, that it would not be appropriate or consistent with long-standing practice of the Staff to permit substantive revision of the scope of the Proposal as part of the no-action process. Amendment of the Proposal is otherwise time-barred for this year's Annual Meeting of Stockholders.

If the Staff declines to take a no-action position with respect to the Company's intention to exclude the Proposal and the entire Supporting Statement from the Proxy Materials for the reasons stated above, the Company intends to exclude paragraph four as being false and misleading.

We believe that there are numerous other false and misleading statements in the Supporting Statement. In view of the Company's intention to exclude the Proposal and the entire Supporting Statement, we would propose, if the Staff declines to take a no-action position, to address the other inaccuracies by supplemental submission rather than to burden this letter and the Staff with the lengthy additional discussion and analyses required.

Rule 14a-8(i)(1). If the Staff declines to take a favorable no-action position with regard to the exclusion of the Proposal and the entire Supporting Statement pursuant to Rule 14a-8(i)(3), the Company believes that the Proposal and the Supporting Statement are also properly excludable pursuant to Rule 14a-8(i)(1). This is because the Proposal would mandate that all of the amendments adopted by the Board since January 1, 2000 be repealed if the Proposal is approved by stockholders. Article IX of the Bylaws provides, "The Board of Directors shall have the exclusive power to make, alter and repeal the Bylaws of the Corporation" (emphasis added). While stockholders may recommend that the Board of Directors repeal amendments, they may not usurp the

Board's exclusive authority by requiring such action. An opinion of Maryland counsel for the Company, Venable LLP, confirming this conclusion is enclosed.

Rule 14a-8(i)(8). If the Proposal and the entire Supporting Statement are not excluded by the Company in reliance on the Staff's favorable no-action position, we believe that the last clause of the Supporting Statement may also be excluded pursuant to Rule 14a-8(i)(8). That clause asks stockholders to join Proponent by "withholding your vote for any of the Directors on the proxy." This is not a supporting statement for the Proposal but a solicitation with respect to an election for membership on the Company's Board of Directors. As such, we believe it is excludable under Rule 14a-8(i)(8).

* * *

In accordance with Rule 14a-8(j) under the 1934 Act, the Company is contemporaneously notifying Proponent, by copy of this letter, of its intention to exclude the Proposal and the Supporting Statement from the Proxy Materials.

On behalf of the Company, we hereby respectfully request that the Staff express its intention not to recommend enforcement action if the Proposal and the entire Supporting Statement, or certain portions of the Supporting Statement specified above, are excluded from the Proxy Materials for the reasons described. If the Staff disagrees with the Company's conclusions, or if any additional submissions are desired in support of the Company's position, we would appreciate an opportunity to meet with or speak to the Staff by telephone prior to the issuance of its Rule 14a-8(j) response. If you have any questions regarding this request, or need any additional information, please telephone the undersigned at (212) 558-3820.

Please acknowledge receipt of this letter and the enclosed materials by stamping the enclosed copy of this letter and returning it to our messenger, who has been instructed to wait.

Very truly yours,

Earl D. Weiner

(Enclosures)

cc: w/encls. Mr. Thomas A. Kornfeld

Ms. Deborah A. Docs
Corporate Secretary
The Asia Pacific Fund, Inc.

NY12531:302109.9

VENABLE LLP

Two Hopkins Plaza, Suite 1800
Baltimore, Maryland 21201-2978

Telephone 410-244-7400
Facsimile 410-244-7742

www.venable.com

April 30, 2004

The Asia Pacific Fund, Inc.
Gateway Center Three
9th Floor
100 Mulberry Street
Newark, New Jersey 07102-4077

Re: Maryland General Corporation Law

Ladies and Gentlemen:

You have requested our opinion as to whether a stockholder proposal received by The Asia Pacific Fund, Inc., a Maryland corporation (the "Corporation"), for your next annual meeting of stockholders, which resolves that "[a]ll Bylaws passed by the Board without explicit shareholder approval since January 1, 2000 shall be repealed" (the "Proposal"), is a proper subject for action by stockholders under the Maryland General Corporation Law (the "MGCL").

In connection with this opinion, we have reviewed the charter of the Corporation (the "Charter"), the Bylaws of the Corporation (the "Bylaws") and such matters of law as we have deemed necessary or appropriate to issue this opinion. Section 2-109(b) of the MGCL provides that:

> After the organization meeting of the board of directors, the power to adopt, alter, and repeal the bylaws of the corporation is vested in the stockholders <u>except to the extent that the charter or bylaws vest it in the board of directors</u>.

(Emphasis added.)

Article VII, Section 1 of the Charter provides that "the Board of Directors shall have power . . . [t]o make, alter, amend or repeal from time to time By-Laws of the Corporation except as such power may otherwise be limited in the By-Laws." Article XI of the Bylaws currently provides that "[t]he Board of Directors shall have the exclusive power to make, alter and repeal the Bylaws of the Corporation.." Accordingly, as contemplated by the Charter, the Bylaws vest in the Board of Directors the exclusive power to amend the Bylaws and the stockholders do not have the power to repeal amendments to the Bylaws adopted since January 1, 2000 as contemplated by the Proposal.

Neither Section 2-109 nor any other section of the MGCL contains any limitation on the extent to which the charter or bylaws of a Maryland corporation may vest the power to alter and repeal the bylaws in the board of directors and we have found no judicial decisions imposing any such limitation. Also, unless otherwise provided, a charter or bylaw provision that vests the power to alter and repeal the bylaws in the board of directors automatically divests it from the stockholders. See Larkin v. Baltimore Bancorp, 769 F. Supp. 919, 922-23 (D. Md.), *aff'd,* 948 F.2d 1281 (4th Cir. 1991). See also JAMES J. HANKS, JR., MARYLAND CORPORATION LAW §3.12 (2003 Supp.). We also note that it is common practice for the bylaws, and sometimes for the charters, of Maryland corporations to vest in the board of directors the exclusive power to amend, alter or repeal bylaws.

In view of the language of Section 2-109(b) of the MGCL, the current provisions of the Charter and Bylaws, the decision of the only court to address this issue and the absence of any Maryland statutory provision or judicial decision limiting the extent to which the charter or bylaws of a Maryland corporation may vest the power to alter and repeal bylaws in the board of directors and thereby divest it from the stockholders, it is our opinion that the Proposal is not a proper subject for action by stockholders under the MGCL.

The foregoing opinion is limited to the MGCL, and judicial interpretations thereof, in effect on the date hereof and we do not express any opinion herein concerning any law other than the MGCL. Furthermore, the foregoing opinion is limited to the matters specifically set forth therein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any provision of the MGCL, or any judicial interpretation of any provision of the MGCL, changes after the date hereof.

The opinion presented in this letter is solely for your use in connection with the Proposal and may not be relied upon by any other person or entity, or by you for any other purpose, without our prior written consent. However, we consent to inclusion of this opinion with a request by you to the Securities and Exchange Commission (the "Commission") for concurrence by the Commission with your decision to exclude the Proposal from the proxy materials for your next annual meeting of stockholders.

Very truly yours,

/s/ Venable LLP

42070/190137

BA0/133369/1